UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*

                        Physician Computer Network, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   71940 K 109
                                 (CUSIP Number)

                              Jonathan Klein, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 1, 1998
             (Date of Event which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 71940 K 109                                        Page 2 of 9 Pages


1        NAME OF REPORTING PERSON
                  Jeffry Picower

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           34,681,522

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                  34,681,522

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  34,681,522

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



                53.7%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

CUSIP No. 71940 K 109                                         Page 3 of 9 Pages


1        NAME OF REPORTING PERSON
                  Decisions Incorporated

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           34,681,522

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           34,681,522

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           34,681,522

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  53.7%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 71940 K 109                                         Page 4 of 9 Pages


1        NAME OF REPORTING PERSON
                  JA Special Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           34,681,522

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           34,681,522

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  34,681,522

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.7%

14       TYPE OF REPORTING PERSON*
                  PN

                         SCHEDULE 13D - AMENDMENT NO. 16


         The undersigned, Jeffry M. Picower ("Picower"), Decisions Incorporated, a Delaware corporation ("Decisions") and JA Special Limited Partnership, a Delaware limited partnership ("JA Special"), (collectively the "Registrants") amend the Schedule 13D dated December 9, 1991 (the "Initial Filing"), as amended by Amendment No. 1 to the Initial Filing dated December 26, 1991, Amendment No. 2 to the Initial Filing dated May 11, 1992, Amendment No. 3 to the Initial Filing dated November 18, 1992, Amendment No. 4 to the Initial Filing dated November 23, 1992, Amendment No. 5 to the Initial Filing dated December 9, 1992, Amendment No. 6 to the Initial Filing dated December 21, 1992, Amendment No. 7 to the Initial Filing dated February 22, 1993, Amendment No. 8 to the Initial Filing dated May 10, 1993, Amendment No. 9 to the Initial Filing dated December 31, 1993, Amendment No. 10 to the Initial Filing dated January 27, 1994, Amendment No. 11 to the Initial Filing dated January 4, 1995, Amendment No. 12 to the Initial Filing dated August 3, 1995, Amendment No. 13 to the Initial Filing dated September 18, 1995, Amendment No. 14 to the Initial Filings dated August 2, 1996, Amendment No. 15 to the Initial Filing dated January 28, 1998, Amendment No. 16 to the Initial Filing dated February 20, 1998 with regard to the shares of common stock, par value $.01 per share ("Shares"), of Physician Computer Network, Inc. (the "Issuer"), a corporation organized under the laws of New Jersey as set forth below. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

Item 3.           Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended by the addition of the following:

         On April 1, 1998, JA Special acquired the Warrant (as defined in Item 6 below) pursuant to the transactions described in Item 6 below. Simultaneously with the issuance of the Warrant, and as more fully described below, JA Special acquired the Preferred Shares (as defined in Item 6 below). The source of the funding for the purchase of the Preferred Shares was working capital of the Registrants.

Item 4.           Purpose of the Transaction

                  Item 4 is hereby amended to add the following:

                  Registrants acquired the Shares for investment purposes.


Item 5.           Interest in Securities of the Issuer

                  Item 5 is hereby amended to add the following:

                  As of April 1, 1998, the Registrants may be deemed to beneficially own in the aggregate 34,681,522 shares of common stock, par value $.01 per share, of the Issuer (the "PCN Common Stock"), representing approximately 53.7% (computed in accordance with rule 13d-3(d)(1)) of the Issuer's outstanding common stock as of November 13, 1997 in the Issuers most recent filing on Form 10-Q dated November 15, 1997 filed with the Securities and Exchange Commission.) Registrants have direct beneficial ownership of the PCN Common Stock as follows:





                                                     Approximate Percentage
                                                     of Outstanding Shares
                   Number of Shares                  computed in accordance
Name               PCN Common Stock                  with rule 13d-3(d)(1))
JA Special         34,681,522                        53.7% <F1>
Limited
Partnership

-----

<F1>  Including the 6,000,000 Shares subject to the Warrant which is not exercisable by its terms within 60 days, but may be deemed to be required to be included herein in accordance with rule 13d-
3(d)(1).

         On April 1, 1998, JA Special acquired the Warrant and the Preferred Shares in accordance with the terms of the Purchase Agreement (as defined in Item 6 below) pursuant to the transactions described in Item 6 below.

         In addition, concurrent with the foregoing transactions, the September Warrant was modified to reflect a repricing of the September Warrant and the addition of transfer and exercise restrictions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

         Item 6 is hereby amended to add the following:

         On April 1, 1998, JA Special entered into a Stock Purchase Agreement (the "Purchase Agreement") (a copy of which is attached hereto as Exhibit 2 hereto and is incorporated herein by reference). Pursuant to the Purchase Agreement the parties entered into a series of agreements with the Issuer more fully described in this Item 6 whereby, among other things, JA Special acquired 11,000 shares of Series B Cumulative Preferred Stock (the "Preferred Shares') and a Common Stock Purchase Warrant to acquire 6,000,000 Shares (the "Warrant"). Pending the completion by the Issuer of various agreements with the Issuer's senior lenders (the "Senior Lenders") the executed Purchase Agreement, the executed Warrant, the stock certificate evidencing the Preferred Shares, the Letter Agreement and checks totaling $11,000,000 were placed in escrow with counsel to the Issuer pursuant to the Escrow Agreement (as defined below).

     The Preferred Shares have a liquidation preference of $1,000 per share and accrue dividends at the rate of 15% per annum on the liquidation preference for the period commencing on March 31, 1998 and ending on March 31, 1999. The dividend rate thereafter shall increase 1% per annum on the anniversary date of the issuance of the Series B Preferred Stock to a maximum dividend rate of 18% per annum. The redemption of the Preferred Shares, in whole or in part, is in the sole discretion of the Issuer. A holder of the Preferred Share has no right to require the redemption of the Preferred Shares. The Preferred Shares are more fully described in Exhibit A to Exhibit 2 to this Schedule 13D which is incorporated herein by reference.


     The Issuer issued to JA Special a Common Stock Purchase Warrant, dated April 1, 1998 (the "Warrant"), whereby JA Special was granted the right to acquire 6,000,000 Shares at an exercise price of $1.00 per share at any time after the Exercise Date and prior to March 31, 2003. The Warrant is not exercisable until the earlier of April 1, 1999 and any of: (i) the sale by one or more of the shareholders of the Issuer in one or more transactions of a majority of the outstanding PCN Common Stock; (ii) the merger or consolidation of the Issuer with or into any other person, in a transaction in which the shareholders of the Issuer immediately prior to the consummation of such transaction collectively own less than 50% of the Shares and voting power of the entity surviving; such transaction (or any other business combination transaction having a similar effect); or (iii) the sale of all or substantially all of the assets of the Issuer in a single transaction or a series of related transactions (the "Exercise Date"). The Warrant may not be exercised as to fewer than 1,000,000 Shares unless there are less than 1,000,000 Shares as to which the warrant is then exercisable. The Warrant is attached as Exhibit 3 to this
Schedule 13D which is incorporated herein by reference.

     The Issuer and JA Special entered into a letter agreement, dated April 1, 1998 (the "Letter Agreement"), whereby the Common Stock Purchase Warrant dated September 13, 1995 (the "September Warrant"), issued to Picower and subsequently transferred to JA Special, was amended to reflect that the September Warrant, which is currently exercisable , was repriced from $5.00 to $1.00 per share minus the $.30 per share cash consideration originally paid for such warrant and the imposition of transfer and exercise restrictions. The Letter Agreement is attached as Exhibit 4 to this Schedule 13D which is incorporated herein by reference.

         Pending the completion by the Issuer of various agreements with the Senior Lenders the executed Purchase Agreement, the executed Warrant, the stock certificate evidencing the Preferred Shares, the Letter Agreement and checks totaling $11,000,000 were placed into escrow with counsel to the Issuer pursuant to an escrow agreement, dated April 1, 1998, among the Issuer, JA Special and Gordon Altman Butowsky Weitzen Shalov & Wein (the "Escrow Agreement"). The escrow may only be released upon an authorization from JA Special and the Issuer. The Escrow Agreement is attached as Exhibit 5 to this Schedule 13D which is incorporated herein by reference.

Item 7.           To Be Filed as Exhibits

Exhibit                    1 -- Joint Filing Agreement


Exhibit 2 -- Copy of Stock Purchase Agreement between the Registrant and JA Special Limited Partnership dated April 1, 1998.

Exhibit 3 -- Copy of Common Stock Purchase Warrant dated April 1, 1998 to purchase 6,000,000 shares issued pursuant to the Stock Purchase Agreement dated April 1, 1998.

Exhibit                    4 -- Copy of Letter Agreement between
                           the  Registrant  and JA Special  Limited  Partnership
                           dated  April  1,  1998   amending  the  Common  Stock
                           Purchase Warrant dated September 13, 1995.

Exhibit 5 -- Copy of Escrow Agreement among the Registrant, JA Special Limited Partnership and Gordon Altman Butowsky Weitzen Shalov & Wein dated April 1, 1998.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April  6, 1998



                                   /s/ Jeffry M. Picower
                                   -----------------------------
                                        Jeffry M. Picower



                                DECISIONS INCORPORATED



                                By: /s/ April C. Freilich
                                   ---------------------------
                                         April C. Freilich
                                         President


                                JA SPECIAL LIMITED PARTNERSHIP


                                By: Decisions Incorporated
                                    General Partner



                                By: /s/ April C. Freilich
                                    --------------------------
                                    April C. Freilich
                                    President